Exhibit 12.1

	For the nine months ended September 30,		For the years ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Net income from continuing operations as adjusted for minority interest	$58,120,116	$55,555,747	$75,074,418	$63,098,156	$45,379,369	$41,390,254	$20,993,570
Add back fixed charges:
Interest expense	20,533,044	8,498,341	13,010,727	5,435,623	4,642,309	5,918,597	7,660,119
Earnings before fixed charges and preferred dividends	78,653,160	64,054,088	88,085,145	68,533,779	50,021,678	47,308,851	28,653,689
Fixed charges and preferred dividends
Interest expense	20,533,044	8,498,341	13,010,727	5,435,623	4,642,309	5,918,597	7,660,119
Preferred dividends	7,556,865	7,556,865	10,075,820	5,279,152	—	—	—

Subtotal	$28,089,909	$16,055,206	$23,086,547	$10,714,775	$4,642,309	$5,918,597	$7,660,119
Ratio of earnings to fixed charges and preferred dividends	2.80x	3.99x	3.82x	6.40x	10.78x	7.99x	3.74x